UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2019.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Santiago, Chile. February 28, 2019.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) held a conference call to discuss the fourth quarter 2018 results, which were published on February 27, 2019. The following items were discussed by executive management as part of the conference call:

We posted out results for 2018; our net income reached almost US$440 million. This was a slight increase compared to earnings reported in 2017. Our higher sales volumes in SPN, higher sales volumes and prices in iodine and higher average prices in lithium contributed to our 2018 results.

The lithium market is surrounded by positive news. Full electric vehicle penetration levels reached approximately 2%, and these rates are expected to grow rapidly in the future. Demand growth in 2018 surprised us again surpassing 27%, and is expected to grow at rates above 20% in 2019. Beyond 2019, demand growth continues to look extremely healthy, making us believe that the one million ton per year lithium market may happen sooner than originally anticipated.

The lithium market is a dynamic one, and one of my main priorities is maximizing value in this space. As was expected, new supply is coming into the market, making it more difficult for us to capture the price premium that we had in 2018. It is reasonable to believe that our average lithium prices in 2019 could be lower than our average prices reported in 2019. As we stated yesterday, there are several lithium grades of different qualities available in the market, and not all products are sold at the same price. We are currently not selling lithium products in China.

We believe that our sales volumes in 2019 will be slightly higher than those reported in 2018, just under 50,000 metric tons. We expect to product over 60,000 metric tons in 2019, and the difference between production and sales volumes will be used to rebuild some inventories. Market share is not the driver of our strategy, margins will drive our sales decisions. Bear in mind, it is very difficult to project our sales volumes for 2019 and 2020 as it depends on supply/demand equilibrium, also, the timing of the start and the ramp-up of new projects is difficult to assess.

The other markets in which we participate remain strong. In the iodine market, prices reached almost US$26/kg in the fourth quarter 2018, exceeding expectations, and we reported record sales volumes for the year. In fact, contribution to gross profit from the iodine business line over doubled in 2018 when compared to 2017. The gross profit associated with the specialty plant nutrition business line increased by approximately 20% this year when compared to last year. SPN sales volumes in 2019 are expected to increase when compared to 2018.

I want to thank all our people in the north of Chile, for the help they have provided to the local communities as they recover from the impacts of the heavy rains seen in the region in recent weeks.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: February 28, 2019

/s/ Gerardo Illanes

By: Gerardo Illanes

CFO

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